# SEC Schedule 13D/A (Amendment No. 3) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Grove Collaborative Holdings, Inc., CIK 0001841761
CUSIP: 39957D102
Title of class of securities: Class A Common Stock, par value $0.0001
Address of issuer's principal executive offices: 1301 Sansome Street, San Francisco, California (CA), 94111
Date of event which requires filing of this statement: 03/19/2025
Amends the filing with accession number 0001193125-24-224843
Filed by CIK 0001794747
Persons authorized to receive notices and communications: Mike Wilkens, c/o Volition Capital LLC, 177 Huntington Avenue, 16th Floor, Boston, Massachusetts (MA), 02115, (617) 830-2100

## Reporting persons
- Volition Capital Fund IV, L.P. (CIK 0001794747): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: working capital (WC); sole voting power 0; shared voting power 12,500,097; sole dispositive power 0; shared dispositive power 12,500,097; aggregate amount beneficially owned 12,500,097 (23.7% of the class)
  Comment: Represents the sum of (i) 4,739,336 shares of Class A common stock (Class A Common Stock) underlying the Series A Preferred Stock (as defined in Item 3 of the Original Schedule 13D) and (ii) 7,760,761 shares of Class A Common Stock underlying the Series A' Preferred Stock (as defined in Item 3 the Original Schedule 13D). These securities are directly held by Volition Fund IV (as defined in Item 2(a) of the Original Schedule 13D). Volition Capital Advisors IV (as defined in Item 2(a) of the Original Schedule 13D) is the general partner of Volition Fund IV. The managing members of Volition Capital Advisors IV are Lawrence Cheng, a member of the Issuer's Board (as defined in Item 2(a) of the Original Schedule 13D), Sean Cantwell and Roger Hurwitz. The Managing Members (as defined in Item 2(a) of the Original Schedule 13D) and Volition Capital Advisors IV may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  The calculation is based on 40,152,722 shares of Class A Common Stock issued and outstanding as of March 11, 2025, as reported by the Issuer in its Annual Report on Form 10-K, filed with the United States Securities and Exchange Commission (the Commission) on March 19, 2025 (the Form 10-K), plus an aggregate of 12,500,097 shares of Class A Common Stock underlying the Series A Preferred Stock and Series A' Preferred Stock, which amount of shares may vary based on the applicable Conversion Rate (as defined in Item 3 of the Original Schedule 13D).
- Volition Capital Advisors IV, LLC (CIK 0001989149): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,500,097; sole dispositive power 0; shared dispositive power 12,500,097; aggregate amount beneficially owned 12,500,097 (23.7% of the class)
  Comment: Represents the sum of (i) 4,739,336 shares of Class A Common Stock underlying the Series A Preferred Stock and (ii) 7,760,761 shares of Class A Common Stock underlying the Series A' Preferred Stock. These securities are directly held by Volition Fund IV. Volition Capital Advisors IV is the general partner of Volition Fund IV. The Managing Members and Volition Capital Advisors IV may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  The calculation is based on 40,152,722 shares of Class A Common Stock issued and outstanding as of March 11, 2025, as reported by the Issuer in its Form 10-K, plus an aggregate of 12,500,097 shares of Class A Common Stock underlying the Series A Preferred Stock and Series A' Preferred Stock, which amount of shares may vary based on the applicable Conversion Rate.
- Lawrence Cheng (CIK 0001868288): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); source of funds: affiliate funds (AF); sole voting power 0; shared voting power 12,500,097; sole dispositive power 0; shared dispositive power 12,500,097; aggregate amount beneficially owned 12,500,097 (23.7% of the class)
  Comment: Represents the sum of (i) 4,739,336 shares of Class A Common Stock underlying the Series A Preferred Stock and (ii) 7,760,761 shares of Class A Common Stock underlying the Series A' Preferred Stock. These securities are directly held by Volition Fund IV. Volition Capital Advisors IV is the general partner of Volition Fund IV. The Managing Members and Volition Capital Advisors IV may each be deemed to share voting, investment and dispositive power with respect to these securities.
  
  The calculation is based on 40,152,722 shares of Class A Common Stock issued and outstanding as of March 11, 2025, as reported by the Issuer in its Form 10-K, plus an aggregate of 12,500,097 shares of Class A Common Stock underlying the Series A Preferred Stock and Series A' Preferred Stock, which amount of shares may vary based on the applicable Conversion Rate.

## Item 1. Security and Issuer
Title of class of securities: Class A Common Stock, par value $0.0001
Name of issuer: Grove Collaborative Holdings, Inc.
Address of issuer's principal executive offices: 1301 Sansome Street, San Francisco, California (CA), 94111
Comment:
Explanatory Note:
This joint statement on Schedule 13D/A (this Statement) is being filed by the undersigned, pursuant to Rule 13d-1(a) under the Act, with respect to the Class A Common Stock of Grove Collaborative Holdings, Inc. (the "Issuer"), whose principal executive offices are located at 1301 Sansome Street, San Francisco, California 94111.
This Amendment No. 3 (this Amendment No. 3) supplements and amends the Schedule 13D relating to the Class A Common Stock of the Issuer that was filed with the Commission on August 21, 2023, as amended by Amendment No. 1 that was filed with the Commission on December 15, 2023 and by Amendment No. 2 that was filed with the Commission on September 24, 2024 (the Original Schedule 13D). This Amendment No. 3 is being filed to update the aggregate percentage of the Issuer's Class A Common Stock owned by the Reporting Persons due to dilution caused by, among other things, the Issuer's sales of additional shares of its Class A Common Stock from time to time since the date of the filing of the Original Schedule 13D and not in connection with a disposition of any shares by the Reporting Persons. Such dilution resulted in a decrease of over one percent (1%) in the aggregate percentage ownership reported by the Reporting Persons in the Original Schedule 13D. Only those items that are reported are hereby amended; all other items reported in the Original Schedule 13D remain unchanged. Capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Original Schedule 13D. Information given in response to each item shall be deemed incorporated by reference in all other items as applicable.

## Item 2. Identity and Background
Name of person filing: The information set forth in Item 2(a) of the Original Schedule 13D is incorporated herein by reference.
Residence or business address: The information set forth in Item 2(b) of the Original Schedule 13D is incorporated herein by reference.
Present principal occupation or employment: The information set forth in Item 2(c) of the Original Schedule 13D is incorporated herein by reference.
Criminal convictions in the last five years: The information set forth in Item 2(d) of the Original Schedule 13D is incorporated herein by reference.
Civil proceedings (securities laws) in the last five years: The information set forth in Item 2(e) of the Original Schedule 13D is incorporated herein by reference.
Citizenship: The information set forth in Item 2(f) of the Original Schedule 13D is incorporated herein by reference.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information set forth in Item 3 of the Original Schedule 13D is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction: The information set forth in Item 4 of the Original Schedule 13D is incorporated herein by reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See Items 7-11 of the cover pages of this Statement and Item 2 above.
Number of shares as to which each person has sole or shared power to vote or dispose: See Items 7-11 of the cover pages of this Statement and Item 2 above.
Transactions in the class effected during the past sixty days: Except as reported in this Statement, none of the Reporting Persons has effected any transactions in the Issuer's securities within the past 60 days.
Other persons with the right to receive dividends or sale proceeds: Under certain circumstances set forth in the limited partnership agreement of Volition Fund IV, the general partner and limited partners of Volition Fund IV may be deemed to have the right to receive dividends from, or the proceeds from, the sale of shares of the Issuer owned by such entity of which they are a partner.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships: The information set forth in Items 3 and 4 of the Original Schedule 13D are incorporated herein by reference.

## Signatures
- Volition Capital Fund IV, L.P.: /s/ Lawrence Cheng, Lawrence Cheng, Managing Member of Volition Capital Advisors IV, LLC, its General Partner (04/18/2025)
- Volition Capital Advisors IV, LLC: /s/ Lawrence Cheng, Lawrence Cheng, Managing Member (04/18/2025)
- Lawrence Cheng: /s/ Lawrence Cheng, Lawrence Cheng (04/18/2025)